UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 3, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 3RD, 2025

DATE, TIME AND PLACE: November 3rd, 2025, at 11.50 a.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Alessandra Michelini, Claudio Giovanni Ezio Ongaro, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Gigliola Bonino, Herculano Aníbal Alves and Leonardo de Carvalho Capdeville, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Fabiane Reschke – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Control and Risks Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the Company’s Quarterly Financial Report (“ITRs”) for the 3rd quarter of 2025, dated as of September 30th, 2025; (4) To resolve on the composition of the Board of Directors and its advisory committees; (5) To resolve on the amendment of the Company’s Organizational Structure; and (6) To resolve on the amendment of the Company’s Board of Officers’ Internal Rules.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on November 3rd, 2025, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

November 3rd, 2025

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meeting held on November 3rd, 2025, as per Mr. Gesner José de Oliveira Filho, Coordinator of the CAE.

(3) Acknowledged on the Company’s Quarterly Financial Report (“ITRs”) for the 3rd quarter of 2025, dated as of September 30th, 2025, according to the information provided by the Company’s administration and the independent auditors, Ernst & Young Auditores Independentes S/S (“EY”). The referred report was subject to limited review by the independent auditors.

(4.1) The Board members acknowledged on the resignation letter presented by Mr. Herculano Aníbal Alves, with effectiveness as of December 1st, 2025, related to the positions that he held in the Company, namely: member of this Board and Chairman of the Control and Risks Committee (“CCR”), it is recorded that this Board thanked his commitment and dedication in performing their duties throughout his terms of office.

(4.2) Due to the resignation presented, the Board members resolved, unanimously, to appoint Mr. Denísio Augusto Liberato Delfino, Brazilian, single, economist, holder of the Identity Card No. MG - 10.160.132, issued by SSP/MG, enrolled in the taxpayers’ roll (CPF/MF) under No. 043.048.226-40, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro, as member of this Board of Directors, ad referendum of the next Annual or Extraordinary Shareholders’ Meeting of the Company, pursuant to the provisions of Article 150 of Law Nr. 6,404/1976 and Article 20, paragraph 2 of the Company's By-laws, whose term of office and exercise of the position will take effect on December 1st, 2025. The term of investiture, other statements and documents will be presented in accordance with the applicable legislation.

In view of the above, as of December 1st, 2025, the Company’s Board of Directors shall have the following composition: Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Alessandra Michelini, Claudio Giovanni Ezio Ongaro, Denísio Augusto Liberato Delfino, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Gigliola Bonino and Leonardo de Carvalho Capdeville, all with mandate until the Annual Shareholders’ Meeting of the Company to be held in the year of 2027.

Additionally, the Board Members elected Mr. Denísio Augusto Liberato Delfino as member of the CCR, which shall have the following composition: Messrs. Adrian Calaza, Claudio Giovani Ezio Ongaro, Denísio Augusto Liberato Delfino, Gesner José de Oliveira Filho and Gigliola Bonino.

(5.1) Initially, it is recorded that the Board Members acknowledged on the resignation letter presented by Mr. Bruno Mutzenbecher Gentil on September 30th, 2025, with immediate effectiveness, in relation

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

November 3rd, 2025

to the position that he held in the Company, as Business Support Officer. The members of the Board of Directors thanked Mr. Bruno Mutzenbecher Gentil for his commitment and dedication in performing his duties throughout his term of office, wishing him success in his new challenges.

(5.2) Approved, pursuant to Section 22, item XXI of the Company’s By-laws, the extinction of the Business Support Officer position, whose activities inherent to that position will be absorbed by the Company's executive officers. In view thereof, the composition of the Board of Officers shall be comprised of the following positions: Diretor Presidente (Chief Executive Officer); Diretor Financeiro (Chief Financial Officer), Diretor de Relações com Investidores (Investor Relations Officer); Diretor Jurídico (Legal Officer); Regulatory and Institutional Affairs Officer; and People, Culture & Organization Officer.

(5.3) Consequently, the Board of Officers, shall be composed, from this date, by the following Officers herein identified: (i) Alberto Mario Griselli, Diretor Presidente (Chief Executive Officer); (ii) Andrea Palma Viegas Marques, Diretora Financeira (Chief Financial Officer); (iii) Vicente de Moraes Ferreira, Diretor de Relações com Investidores (Investor Relations Officer); (iv) Fabiane Reschke, Diretora Jurídica (Legal Officer); (v) Mario Girasole, Regulatory and Institutional Affairs Officer; and (vi) Maria Antonietta Russo, People, Culture & Organization Officer.

All Board of Officers’ members shall remain in the office until the first Board of Directors’ meeting to be held after the Company’s Annual Shareholders’ Meeting of the year 2027, with their terms extended until the election and investiture of their respective successors, if necessary.

(5.4) On this occasion, the Board Members ratified the limits of authority of the Company’s Officers and attorneys-in-fact which are established as follows: (i) the Diretor Presidente (Chief Executive Officer) shall have full power to, acting jointly with another Company’s Officer or attorney-in-fact, carry out, sign and represent the Company in any and all act and/or legal transaction, before any public authority or private party, including, without limitations, any agreements that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, up to the amount of R$50,000,000.00 (fifty million reais) per operation or series of operations related; (ii) the Diretor Financeiro (Chief Financial Officer) shall have full power to, (a) acting jointly with another Company’s Officer or attorney-in-fact, carry out, sign and represent the Company in relation to activities of the financial area, including without limitations, financial and treasury operations contracts, including, guarantee agreements in general, including borrowing and lending, assignment and discount of securities, up to the amount of R$50,000,000.00 (fifty million reais) per operation or series of operations related, and to (b) jointly with another Company’s Officer

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

November 3rd, 2025

or attorney-in-fact, carry out, sign and represent the Company in any and all act and/or legal transaction, before any public authority or private party, including, without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, within its area of activity up to the amount of R$10,000,000.00 (ten million reais) per operation or series of operations related; and (iii) the other Officers of the Company: Diretor de Relações com Investidores (Investor Relations Officer); Diretor Jurídico (Legal Officer); People, Culture & Organization Officer; and Regulatory and Institutional Affairs Officer, shall have full power and the authority to, acting jointly with another Company’s Officer or attorney-in-fact, carry out, sign and represent the Company in any and all act and/or legal transaction, before any public authority or private party, including without limitations, any agreements that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, within their respective areas of activity, up to the amount of R$10,000,000.00 (ten million reais) per operation or series of operations related.

The joint representation defined herein must necessarily observe that at least one of the legal representatives must have the financial limit established in each of the items listed above and the rule of prevalence of the higher financial limit must also be applied in the event of joint representation by two attorneys-in-fact.

The limits of authority approved herein are subject to the financial limits established in the By-laws and must be observed solely and exclusively for the implementation of the transaction and/or for the execution of legal transactions that result in the assumption of obligations and/or in the waiver of rights by the Company.

In this sense, joint representation and authority limits will not be applied in the following situations, among others: (i) to practice acts of simple operational and administrative routines before public bodies and departments, and financial institutions; (ii) for judicial, arbitration or defense purposes in proceedings of any kind, by means of a power of attorney ad judicia et extra; (iii) signing documents that do not result in the assumption of obligations or the waiver of rights; (iv) participation in bidding or competition processes that, in accordance with the legislation in force or the conditions imposed by the public notice, joint representation is not possible; (v) representing the Company at Shareholders' Meetings and meetings in companies in which it participates; and (vi) in exceptional situations defined by the Company's management bodies.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

November 3rd, 2025

In addition, it is established that joint representation must necessarily be observed in the event of contracts for the sale of goods and services that represent revenue for the Company, although the limits of authority defined herein do not apply.

Lastly, all Company’s Officers and/or attorneys-in-fact may perform any acts and sign any and all documents, on behalf of the Company, that have been previously approved by the competent corporate bodies, regardless of the limits of authority established herein.

(6) Approved the amendment proposal of the Company’s Board of Officers’ Internal Rules, according to the material presented.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), November 3rd, 2025.

FABIANE RESCHKE

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 3, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer